UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Veeva Systems Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

922475108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 922475108	Page 2 of 5

(1)	Names of reporting persons Peter P. Gassner
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization USA
Number of	(5) Sole voting power 11,388,888(1)(2)
shares beneficially owned by	(6) Shared voting power 3,208,333(1)(3)
each reporting person	(7) Sole dispositive power 11,388,888(1)(2)
with:	(8) Shared dispositive power 3,208,333(1)(3)
(9)	Aggregate amount beneficially owned by each reporting person 14,597,221(1)(2)(3)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.6%(1)(2)(3)(4)
(12)	Type of reporting person (see instructions) IN

(1)

Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in, and transfers to any "permitted transferee" as defined in, the Issuer's restated certificate of incorporation in effect as of the date hereof. All shares of Class A and Class B Common Stock will convert automatically into shares of a single class of Common Stock upon the earliest to occur of the following: (a) upon the election by the holders of a majority of the then outstanding shares of Class B Common Stock or (b) October 15, 2023.

(2)

Includes (i) 10,000,000 shares of Class B Common Stock held directly by the Reporting Person and (ii) 1,388,888 shares of Class B Common Stock issuable to the Reporting Person pursuant to options exercisable within 60 days of December 31, 2016.

(3)	Represents 3,208,333 shares of Class B Common Stock held by the Reporting Person and Piyajit Gassner as Community Property.

(4)

The percentage in row 11 assumes the conversion of all Class B Common Stock.  Based on 103,490,025 shares of Class A Common Stock outstanding as of December 31, 2016, as reported by the Issuer to the Reporting Person, and in the event that only the Reporting Person’s shares were converted into Class A Common Stock, the percentage in row 11 would equal 12.4%.

SCHEDULE 13G

CUSIP No. 922475108	Page 3 of 5

Item 1(a)	Name of Issuer:
Veeva Systems Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
4280 Hacienda Drive
Pleasanton, CA 94588

Item 2(a)	Name of Person Filing:
Peter P. Gassner

the “Reporting Person.”

Item 2(b)	Address of Principal Business Office or, If None, Residence
c/o Veeva Systems Inc.
4280 Hacienda Drive
Pleasanton, CA 94588

Item 2(c)	Citizenship:
USA

Item 2(d)	Title of Class of Securities:
Class A Common Stock

Item 2(e)	CUSIP Number:
922475108

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

     Not applicable.

SCHEDULE 13G

CUSIP No. 922475108	Page 4 of 5

Item 4.	Ownership

(a) Amount Beneficially Owned: 14,597,221 shares (1)(2)

(b) Percent of Class: 10.6% (1)(2)(3)

(c) Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 11,388,888 shares

(ii)	Shared power to vote or direct the vote: 3,208,333 shares

(iii)	Sole power to dispose or to direct the disposition of: 11,388,888 shares

(iv)	Shared power to dispose or to direct the disposition of: 3,208,333 shares

(1)

Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in, and transfers to any "permitted transferee" as defined in, the Issuer's restated certificate of incorporation in effect as of the date hereof. All shares of Class A and Class B Common Stock will convert automatically into shares of a single class of Common Stock upon the earliest to occur of the following: (a) upon the election by the holders of a majority of the then outstanding shares of Class B Common Stock or (b) October 15, 2023.

(2)

Includes (i) 10,000,000 shares of Class B Common Stock held directly by the Reporting Person, (ii) 1,388,888 shares of Class B Common Stock issuable to the Reporting Person pursuant to options exercisable within 60 days of December 31, 2016 and (iii) 3,208,333 shares of Class B Common Stock held by the Reporting Person and Piyajit Gassner as Community Property.

(3)

The percentage in Item 4(b) assumes the conversion of all Class B Common Stock. Based on 103,490,025 shares of Class A Common Stock outstanding as of December 31, 2016, as reported by the Issuer to the Reporting Person, and in the event that only the Reporting Person’s shares were converted into Class A Common Stock, the percentage in Item 4(b) would equal 12.4%.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

SCHEDULE 13G

CUSIP No. 922475108	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017	Peter P. Gassner

	By:	/s/ Peter P. Gassner